February 17, 2006


Mail Stop 4561


By U.S. Mail and Facsimile to (410) 454-2986

Charles J. Daley, Jr.
Senior Vice President, Treasurer and Principal Financial Officer
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland  21202

Re:	Legg Mason, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
      Filed June 3, 2005
	File No. 001-08529

Dear Mr. Daley:

      We have reviewed your response filed with the Commission on February 14, 2006, and have the following additional comment. Please revise your future filings in response to this comment and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed February 9, 2006:

Note 7: Long Term Debt,
Interest Rate Swap, page 23
1. We note that you have entered into an amortizing interest rate swap to hedge your interest rate risk on a portion of your $700 million floating-rate term loan and have designated this hedging relationship as a cash flow hedge. In future filings, please revise to provide the disclosures required by paragraph 44(b) of SFAS 133 with respect to your cash flow hedges. In addition, disclose the methods used to both prospectively and retrospectively assess hedge effectiveness.

*	*	*

      Please file your response to this comment within 10 business days or tell us when you will provide us with this information.
In
your response, please confirm your intent to provide the requested revisions in future filings, provide us any additional information requested and provide us drafts of your intended revisions to future filings. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comment and that provides the additional information requested. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment and proposed future disclosures.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or me at (202) 551-3426, if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant


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Charles J. Daley, Jr.
Legg Mason, Inc.
February 17, 2006
Page 1